SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

020304634

(CUSIP Number)

AMERICAN DEPOSITARY SHARES (ADS) EACH REPRESENTING

FIFTEEN (15) SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

00709P108

(CUSIP Number)

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Telephone: (202) 371-7000

May 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 020304634	13D

1.	NAMES OF REPORTING PERSONS MetLife, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 308,928,816
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 308,928,816
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,928,816
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,295,861 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

CUSIP No. 020304634	13D

1.	NAMES OF REPORTING PERSONS MetLife Chile Acquisition Co. S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 308,928,816
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 308,928,816
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,928,816
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,295,861 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

This Amendment No. 4 is being filed by MetLife, Inc. (“MetLife”), and its indirect wholly-owned subsidiary, MetLife Chile Acquisition Co. S.A. (“Acquisition Co.,” and collectively with MetLife, the “Reporting Persons”) with respect to the Common Shares, without par value (collectively, the “Common Shares,” and each a “Common Share”) of Administradora de Fondos de Pensiones Provida S.A. (the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 11, 2013, as amended on March 21, 2014, August 28, 2014 and November 17, 2014 (collectively with this Amendment No. 4, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by MetLife, a Delaware corporation, and its indirect wholly-owned subsidiary, Acquisition Co., a Chilean closed corporation (sociedad anónima cerrada). MetLife’s executive offices are located at 200 Park Avenue, New York, New York 10166. Acquisition Co.’s executive offices are located at Agustinas 640, piso 18, Santiago, Región Metropolitana, Chile.

MetLife, through its subsidiaries and affiliates, is a global provider of life insurance, annuities, employee benefits and asset management. Acquisition Co. was formed by MetLife for the purpose of acquiring up to 100% of the outstanding Common Shares and ADSs and does not engage in any other business activities, except that Acquisition Co. will be the surviving entity in the merger reported on November 17, 2014 on Amendment No. 3 to the Schedule 13D, if the merger receives regulatory approval in Chile (the “Merger”).

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of MetLife and Acquisition Co. are set forth on Schedules I and II attached hereto and are incorporated herein by reference.

To the best knowledge of MetLife and Acquisition Co., none of MetLife, Acquisition Co. or any of the persons listed in Schedules I and II have been, during the past five (5) years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transactions

Item 4 is hereby amended and supplemented by adding the following:

On May 12, 2015, MetLife Chile Inversiones Limitada (“Chile Inversiones”), an indirect wholly-owned subsidiary of MetLife, entered into a Share Purchase Agreement (the “Depositary Purchase Agreement”) with The Bank of New York Mellon, as depositary under the Deposit Agreement (the “ADS Depositary”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Chile Inversiones would acquire any and all Common Shares held by the ADS Depositary plus (i) any other securities of the Company (or any successor entity thereof) received by the ADS Depositary or the Custodian (as defined in the Deposit

Agreement) in lieu of Common Shares, including in connection with the Merger, less (ii) any Common Shares that the ADS Depositary is required by applicable law or contract to deliver to the Company (or any successor entity thereof) in order to receive the securities described in (i), less (iii) any Common Shares that the ADS Depositary is required to deliver to any third party in exchange for ADSs pursuant to the Deposit Agreement, in each of the cases of (i) through (iii), during the period beginning on May 7, 2015 and ending on the third (3rd) business day prior to the Closing Date (collectively, the “Sale Shares”), in exchange for a price per Common Share equal to the volume weighted average price at which the Common Shares have traded on the Santiago Stock Exchange (Bolsa de Valores) during the period beginning on May 7, 2015 and ending on the third business day prior to the Closing Date (as defined in the Depositary Purchase Agreement) (the “Per Share Consideration”), which price per Common Share shall in no event be less than Ps. 3,092.05 or more than Ps. 3,300.00 (the “Depositary Transaction”). Notwithstanding the foregoing, if any third party makes a bona fide unsolicited written proposal for all of the Sale Shares before the closing of the Depositary Transaction with a purchase price per Common Share higher than the greater of (i) Ps. 3,330.00 or (ii) the Per Share Consideration as may be proposed to be amended by Chile Inversiones pursuant to the Depositary Purchase Agreement (a “Superior Proposal”), Chile Inversiones will have ten (10) business days following delivery by the ADS Depositary of a notice of a Superior Proposal to deliver a notice to the ADS Depositary confirming that Chile Inversiones would like to purchase the Sale Shares on substantially the same terms and conditions set forth in the notice of the Superior Proposal. If the Depositary Transaction is consummated, the Reporting Persons will increase their interest in the Company from approximately 93.2% of the Common Shares, as of May 12, 2015, to approximately 94.7% of the Common Shares. The Depositary Transaction will not result in a change of control of the Company. In connection with the Depositary Transaction, MetLife and Chile Inversiones expect to file a Rule 13e-3 Transaction Statement with the SEC after the date hereof.

The foregoing description of the Depositary Purchase Agreement is a summary and qualified in its entirety by the terms of the Depositary Purchase Agreement, a copy of which is filed herewith as an exhibit to this Schedule 13D, and which is incorporated herein by reference.

The Depositary Transaction could result in the acquisition or disposition of additional securities of the Company. One or more of the Reporting Persons are expected to take actions in furtherance of the Depositary Transaction.

All of the Reporting Persons’ interest in the Company is expected to be held in the form of Common Shares in Chile. The Reporting Persons will continue to take steps to surrender all of the ADSs owned by the Reporting Persons to the ADS Depositary, in accordance with the Deposit Agreement, in exchange for the Common Shares represented thereby.

The Reporting Persons may at any time, or from time to time, (i) acquire additional Common Shares, including Common Shares held by the Company in treasury, in the open market, in privately negotiated transactions, or otherwise, (ii) otherwise seek control or seek to influence the management and policies of the Company, (iii) amend the terms of the Depositary Transaction, or, subject to its terms, terminate the Depositary Purchase Agreement, (iv) take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Depositary Transaction, or (v) change their intentions with respect to any such matters, in each of the cases of (i) through (v), based upon the Reporting Persons’ evaluation of the Company’s businesses and prospects, price levels of the Common Shares, conditions in the securities and financing markets and in the Company’s industry and the economy in general, regulatory developments affecting the Company and its industry and other factors deemed relevant.

Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third persons with respect to Common Shares or ADSs.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

6	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A.

7	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

8	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

9	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

10	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

11	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

12	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

13	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A.

14	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A.

15	Merger Agreement of Administradora de Fondos de Pensiones ProVida S.A. into MetLife Chile Acquisition Co. S.A., dated as of November 14, 2014, by and among MetLife Chile Acquisition Co. S.A., Inversiones MetLife Holdco 2 Dos Limitada, Inversiones MetLife Holdco 3 Tres Limitada and MetLife Chile Inversiones Limitada. (English translation)

16	Share Purchase Agreement, dated as of May 12, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada.*†

*	Filed herewith.
†	Schedules have been omitted. MetLife hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated as of: May 12, 2015

MetLife, Inc.

By:	/s/ William J. Wheeler
Name: William J. Wheeler
Title: President, Americas

MetLife Chile Acquisition Co. S.A.

By:	/s/ Randal W. Haase
Name: Randal W. Haase
Title: Authorized Representative

Exhibit Index

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

6	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A.

7	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

8	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

9	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

10	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

11	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

12	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

13	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A.

14	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A.

15	Merger Agreement of Administradora de Fondos de Pensiones ProVida S.A. into MetLife Chile Acquisition Co. S.A., dated as of November 14, 2014, by and among MetLife Chile Acquisition Co. S.A., Inversiones MetLife Holdco 2 Dos Limitada, Inversiones MetLife Holdco 3 Tres Limitada and MetLife Chile Inversiones Limitada. (English translation)

16	Share Purchase Agreement, dated as of May 12, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada.*†

*	Filed herewith.
†	Schedules have been omitted. MetLife hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of MetLife. Each such person is a citizen of the United States of America, with the exception of John C.R. Hele, Franciscus Hijkoop, Michel Khalaf and Christopher G. Townsend, who are citizens, respectively, of Canada, the Netherlands, the Republic of Lebanon and the United Kingdom of Great Britain and Northern Ireland.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Steven A. Kandarian	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chairman of the Board, Chief Executive Officer and President	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Ricardo A. Anzaldua	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and General Counsel	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Steven J. Goulart	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Investment Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

John C.R. Hele	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Financial Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Franciscus Hijkoop	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Human Resources Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Michel Khalaf	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, EMEA	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Esther S. Lee	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Global Chief Marketing Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Martin J. Lippert	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Head of Global Technology and Operations	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Maria R. Morris	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President, Global Employee Benefits	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Christopher G. Townsend	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Asia	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

William J. Wheeler	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Americas	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Cheryl W. Grisé	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Executive Vice President, Northeast Utilities	N/A

Carlos M. Gutierrez	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Co-Chair, Albright Stonebridge Group	Albright Stonebridge Group 601 13th Street, NW, Suite 500 Washington, DC 20005

R. Glenn Hubbard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Dean and Russell L. Carson Professor of Economics and Finance, Graduate School of Business, Columbia University	Graduate School of Business Columbia University 3022 Broadway Uris Hall, Room 101 New York, N.Y. 10027

Alfred F. Kelly, Jr.	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Chairman of the Board, President and Chief Executive Officer, NY/NJ Super Bowl Host Company	N/A

Edward J. Kelly, III	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Chairman, Institutional Clients Group, Citigroup, Inc.	N/A

William E. Kennard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Senior Advisor, Grain Management, LLC	Velocitas Partners LLC 160 Greentree Drive Suite 101 Dover, DE 19904

James M. Kilts	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Partner, Centerview Capital	Centerview Capital 3 Greenwich Office Park, 2nd Floor Greenwich, CT 06831

Catherine R. Kinney	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former President and Co-Chief Operating Officer, New York Stock Exchange, Inc.	N/A

Denise M. Morrison	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President and Chief Executive Officer, Campbell Soup Company	Campbell Soup Company 1 Campbell Place Camden, NJ 08103-1701

Kenton J. Sicchitano	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Global Managing Director, PricewaterhouseCoopers LLP	N/A

Lulu C. Wang	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chief Executive Officer, Tupelo Capital Management LLC	Tupelo Capital Management LLC 340 Madison Avenue, 19th Floor New York, N.Y. 10173

SCHEDULE II

DIRECTORS AND OFFICERS OF ACQUISITION CO.

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Acquisition Co. Each such person is a citizen of Chile, with the exception of Randal W. Haase, who is a citizen of the United States.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President—New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Ronald Michael Mayne–Nicholls Secul	Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile	MetLife Chile Holding Head	MetLife Chile Seguros de Vida S.A. Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile

Pablo Iacobelli del Rio	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile